

February 6, 2014

Via E-mail
E. Keith Mitchell
Chief Operating Officer
Enable Midstream Partners, LP
1111 Louisiana Street
Houston, Texas 77002

      Re: **Enable Midstream Partners, LP**
           Amendment No. 1 to Registration Statement on Form S-1
           Filed January 21, 2014
           File No. 333-192542

Dear Mr. Mitchell:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Index to Financial Statements

Enable Midstream Partners, LP

Combined Statements of Income, page F-13

1. ASC 260-10-15-2 requires the presentation of EPS by an entity that has made a filing or is in the process of filing with a regulatory agency in preparation for the sale of certain securities in a public market. Based on this guidance, as you intend to update your historical financial statements for the year ended December 31, 2013, please confirm you will include historical EPS for relevant periods of Enable Midstream Partners LP.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director